Two Roads Shared Trust

James Colantino

President

Direct Telephone: (631) 470-2603

Fax: (631) 470-2701

E-mail: jcolantino@ultimusfundsolutions.com

November 28, 2022

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

Division of Investment Management – Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Attn: Mr. Tony Burak

(202) 551-6750

File Nos.: 811-22718; 333-182417

S000040050	Anfield Universal Fixed Income Fund	10/31/2021
S000050364	Hanlon Tactical Dividend and Momentum Fund	7/31/2021
S000054226	Holbrook Income Fund	4/30/2022
S000059550	Redwood AlphaFactor Tactical International Fund	10/31/2021
S000056429	Redwood Managed Municipal Income Fund	10/31/2021
S000042696	Redwood Managed Volatility Fund	10/31/2021
S000046375	Redwood Managed Volatility Portfolio	12/31/2021
S000059551	Redwood Systematic Macro Trend ("SMarT") Fund	10/31/2021
S000040923	Superfund Managed Futures Strategy Fund	10/31/2021

Dear Mr. Burak:

On behalf of the Registrants, this letter responds to the comments you provided to James Colantino with respect to the above-referenced Trusts. Your comments are set forth below, and each is followed by the Registrant’s response

Holbrook Income Fund
Comment 1:	The response to Item B.21 of Form N-CEN indicated a change in accounting principles. Please describe the nature of the change. In futures filings when such a change in accounting principles has occurred, the attachment listed under Item G.1.a.iv of Form N-CEN should be included.

Response:	This Item was inadvertently responded to with a yes as there was no change in accounting principles during the period but rather a change in accountant as noted in response to Item B.17.f.

Holbrook Income Fund
Comment 2:	The annual report reflects a return of capital distribution. The response to Item B.23 of Form N-CEN indicates that there were no distributions made by the Fund requiring a notice to shareholders pursuant to Rule 19a-1. Please explain. Please confirm that the fund has complied with the shareholder notice requirements under Section 19(a) of the Investment Company Act with regards to any return of capital distribution.
Response:	The distribution was not deemed to be a return of capital at the time of distribution, and therefore no 19a-1 notice was issued. The return of capital determination for the fund was made post-fiscal year due to tax adjustments not available at the time of distribution. It is not the Fund’s intention to distribute any return of capital.

Hanlon Tactical Dividend and Momentum Fund
Comment 3:	The Fund had portfolio securities on loan as of the reporting date. The value of securities on loan should be disclosed on the Statement of Assets and Liabilities.
Response:	Going forward, a footnote will be added to the Statement of Assets and Liabilities that indicates the value of securities on loan.

Redwood Managed Volatility Portfolio
Comment 4:	The Expense Example in the financial statements should contain a footnote that the expenses do not include any fees or charges related to the insurance contract or separate accounts.
Response:	The Registrant will include such disclosure in future filings.

Redwood Managed Volatility Portfolio
Comment 5:	The Management Discussion of Fund Performance (MDFP) should include a discussion of factors that materially affected fund performance during the reporting period. The MDFP referenced investments in derivative products during the reporting period which does not appear accurate based on the financial statements.
Response:	The investment adviser inadvertently referenced derivative products in the discussion of factors that impacted fund performance. Going forward, the investment advisor will ensure that only those factors that impacted fund performance are included in this disclosure.

Anfield Universal Fixed Income Fund
Comment 6:	There were Level 3 securities held by the Fund according to the fair value leveling table disclosed in the Notes to Financial Statements which were not identified on the Schedule of Investments. In future filings, please ensure that portfolio securities valued using significant unobservable inputs are identified on the schedule of investments.

Response:	There was one Level 3 security held by the fund as of the reporting date which did not include the footnote reference “g” which denotes that the value of the security was determined in good faith under policies of the Board of Trustees. Future filings will include the appropriate footnote references following the security description.

Anfield Universal Fixed Income Fund
Comment 7:	The March 1, 2022 prospectus reflects Acquired Fund Fees and Expenses (AFFE) of 4 basis points. Please confirm the figure as it appears there was a significant portion of the Fund invested in other investment companies.
Response:	The Registrant confirms that AFFE is correctly reported at 4 basis points.

Redwood AlphaFactor Tactical International Fund, Redwood Systematic Macro Trend ("SMarT") Fund
Comment 8:	Please review the Schedule of Investments for proper order presentation.
Response:	The Registrant will ensure that future filings will have the Schedule of Investments presented in the proper order.

Redwood AlphaFactor Tactical International Fund, Redwood Systematic Macro Trend ("SMarT") Fund
Comment 9	Please confirm the ending index values disclosed in the Growth of $10,000 graph in relation to the 10 year total returns.
Response:	The Registrant confirms that the total returns disclosed in the performance table for both Funds are accurate. The ending index values in the Comparison of the Change in Value of a $10,000 Investment for the AlphaFactor Tactical International and Systematic Macro Trend Fund are correctly stated. In the case of Redwood SMart Fund, there was a correction to the October 31, 2020 ending value for the MS Category Avg- Tactical Allocation Index from $10,493 to $10,502.

Superfund Managed Futures Strategy Fund, Anfield Universal Fixed Income Fund
Comment 10	Consider enhancing the disclosure in the Notes to Financial Statements regarding the volume of activity for those funds that engage in derivatives transactions during the period.
Response:	While the Registrant believes that the current disclosure satisfies the current requirement regarding the volume of activity involving derivative transactions, additional consideration will be given to enhancing the disclosure in future reporting.

Superfund Managed Futures Strategy Fund, Anfield Universal Fixed Income Fund
Comment 11	Please explain how the Fund accounts for daily variation margin on open futures contracts.
Response:	The Funds customarily have sufficient cash collateral on deposit with the broker for open futures contracts so as to avoid the need and additional expense of processing daily variation margin transactions. As such, the daily variation margin is a component of the Deposit with Broker for Futures as disclosed on the Statement of Assets and Liabilities.

Please contact me at (631) 470-2603 if you have any questions regarding the Registrant’s responses.

Sincerely,

/s/ James Colantino

James Colantino